Form 40-F
period 2020-12-31
Bespoke Capital Acquisition Corp
filed 2021-03-15
CIK 1834045

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

Commission File Number 001-38336

BESPOKE CAPITAL ACQUISITION CORP.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Province or other jurisdiction of incorporation or organization)

6770

(Primary Standard Industrial Classification Code Number (if applicable))

N/A

(I.R.S. Employer Identification Number (if applicable))

3rd Floor

115 Park Street

London, W1K 7AP

United Kingdom

Telephone: + 44 (0) 20 7016 8050

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

1015 15th Street N.W.

Washington, D.C. 20005

Telephone: (202) 572-3133

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Restricted Voting Shares, no par value	BSPE	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

36,000,000 Class A Restricted Voting Shares outstanding as of December 31, 2020

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Principal documents

The following documents have been filed as part of this Annual Report:

1.	Annual Information Form for the fiscal year ended December 31, 2020 (the “2020 AIF”) (filed as Exhibit 99.1 hereto);

2.	Management’s Discussion and Analysis for the fiscal year ended December 31, 2020 (the “2020 MD&A”) (filed as Exhibit 99.2 hereto); and

3.	Audited Annual Financial Statements, including the Reports of Independent Registered Public Accounting Firm, for the fiscal year ended December 31, 2020 (the “2020 Audited Annual Financial Statements”) (filed as Exhibit 99.3 hereto).

CONTROLS AND PROCEDURES

A.	Certifications

The required disclosure is included in Exhibits 99.5, 99.6 and 99.7 to this Annual Report, and is incorporated herein by reference.

B.	Evaluation of Disclosure Controls and Procedures

The required disclosure is included in “Controls and Procedures” in the 2020 MD&A, filed as Exhibit 99.2 to this Annual Report, and is incorporated herein by reference.

C.	Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report on Form 40-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

D.	Changes in Internal Control over Financial Reporting

Except as disclosed in the 2020 MD&A, during the period covered by this report, there was no change in BCAC’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. See “Controls and Procedures” in the 2020 MD&A, filed as Exhibit 99.2 to this Annual Report and incorporated herein by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Ian Starkey, Geoffrey Parkin, and Timothy Proctor.

AUDIT COMMITTEE FINANCIAL EXPERT

The BCAC Board of Directors (the “Board”) has determined that it has at least one “audit committee financial expert” (as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its Audit Committee. Mr. Ian Starkey has been determined to be such audit committee financial expert and was “independent” as such term is defined under the Canadian Securities Administrators’ National Instrument 52-110 (Audit Committees) and the standards of the U.S. Securities and Exchange Commission (the “SEC”) and the Nasdaq Stock Market LLC (“Nasdaq”) relating to the independence of audit committee members.

The Board’s designation of Mr. Ian Starkey as an audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on her as a member of the Audit Committee and Board in the absence of such designation or identification. In addition, the designation of Mr. Ian Starkey as an audit committee financial expert does not affect the duties, obligations or liability of any other member of the Audit Committee or Board.

COMPLIANCE WITH NASDAQ CORPORATE GOVERNANCE REQUIREMENTS

The Company complies with the corporate governance requirements of both the Toronto Stock Exchange (the “TSX”) and Nasdaq. As a foreign private issuer, the Company is not required to comply with all of the corporate governance requirements of Nasdaq; however, the Company adopts best practices consistent with domestic Nasdaq listed companies when appropriate to its circumstances.

The Company has reviewed the Nasdaq corporate governance requirements and confirms that except as described below, the Company is in compliance with the Nasdaq corporate governance standards in all significant respects:

Executive Sessions: Under Rule 5605(b)(2) of the Nasdaq Marketplace Rules, a listed company must have regularly scheduled meetings at which only independent directors are present ("executive sessions").  The rule contemplates that executive sessions will occur at least twice a year, and perhaps more frequently, in conjunction with regularly scheduled board meetings.  Under applicable Canadian rules, customs and practice, the Company's independent directors are not required to hold executive sessions.  However, the Company is subject to certain disclosure requirements including those prescribed in Form 58-101F1 - Corporate Governance Disclosure.  In particular, the Company must disclose whether the independent directors hold executive sessions and, if such executive sessions are held, how many of these meetings have been held since the beginning of the Company's most recently completed financial year. If the Company does not hold executive sessions, the Company must describe what the Board of Directors does to facilitate open and candid discussion among its independent directors. The Company’s Board of Directors has established procedures to enable it to function independently of management and to facilitate open and candid discussions among the independent directors, as appropriate.

Independent Director Oversight of Director Nominations:  Rule 5605(e)(1) of the Nasdaq Marketplace Rules prescribes that, subject to a limited exception, director nominees must either be selected, or recommended for the Board of Directors' selection, either by: (a) independent directors (as defined in Rule 5605(a)(2)) constituting a majority of the Board of Directors' independent directors in a vote in which only independent directors participate, or (b) a nominations committee comprised solely of independent directors.  Rule 5605(e)(2) requires a listed company to adopt a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under United States federal securities laws. Our current Articles include provisions governing the election of directors, but do not contain provisions regarding identifying and nominating candidates to join our board of directors as required by Nasdaq Rule 5605(e)(1), nor have we established other formal written procedures governing the selection of directors. Our practices with regard to these requirements are permitted by Canadian law. The Company expects to form a nomination committee and adopt a compensation committee charter upon the closing of its qualifying acquisition.

Composition and Charter of Compensation Committee:  Under Rule 5605(d)(1) of the Nasdaq Marketplace Rules, a listed company must adopt a formal written compensation committee charter that specifies the scope of its responsibilities and the means by which it carries out those responsibilities, including structure, processes and membership requirements.  Rule 5605(d)(2)(A) requires that, subject to a limited exception, the compensation committee must be composed of at least two members, each of whom must be an independent director as defined in Rule 5605(a)(2). The Company is a special purpose acquisition company that does not pay regular compensation to its officers and has no employees other than its Chief Executive Officer and Chief Financial Officer. The Company is not required to have a compensation committee under applicable Canadian law or the rules of the TSX and, accordingly, does not have a compensation committee or a corresponding compensation committee charter. The Company expects to form a compensation committee and adopt a compensation committee charter upon the closing of its qualifying acquisition.

Majority Independent Directors: Rule 5605(b)(1) of the Nasdaq Marketplace Rules requires that a majority of the members of the board of directors of a listed company must be "independent directors" as defined in Rule 5605(a)(2). The Company complies with applicable Canadian law and the rules of the TSX with respect to independence requirements, which do not require that a majority of the members of the board of directors be independent.

Code of Conduct: According to Rule Rule 5610 of the Nasdaq Marketplace Rules, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics and such guidelines are required to be posted on the listed company’s website. The board of directors has not adopted a code of business conduct and ethics. The board of directors and management periodically review the Corporation’s practices to ensure it they are current and reflect best practices in the area of ethical business conduct. The board of directors expects to adopt a code of business conduct and ethics following the closing of its qualifying acquisition. This practice is consistent with the laws, customs and practices in Canada for Special Purpose Acquisition Corporations.

Shareholder Meeting Quorum Requirement: Under Rule 5620(c) of the Nasdaq Marketplace Rules, a listed company that is not a limited partnership must provide in its by-laws for a quorum of not less than 33 1/3% of the outstanding shares of the company's common voting stock in respect of all meetings of the holders of its common stock. The Company's Articles provide that a quorum for a meeting of shareholders of the Company is present if two persons who are, or who represent by proxy, one or more shareholders who, in the aggregate, hold at least twenty-five percent of the issued shares entitled to vote at the meeting. This quorum requirement is consistent with market practice in Canada.

Proxy Delivery Requirement: Under Rule 5620(b) of the Nasdaq Marketplace Rules, a listed company that is not a limited partnership must solicit proxies and provide proxy statements for all meetings of shareholders, and also provide copies of such proxy solicitation materials to Nasdaq.  The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company will solicit proxies in accordance with applicable rules and regulations in Canada.

Distribution of Annual Reports:  NASDAQ Marketplace Rule 5250(d) requires a NASDAQ-listed company to make available to shareholders an annual report containing audited financial statements of the company and its subsidiaries (which, for example, may be on 40-F under the Exchange Act) within a reasonable period of time following the filing of the annual report with the SEC. The Company may comply with this requirement either:

•	by mailing the report to shareholders (as opposed to electronic or notice-and-access delivery);
•	by satisfying the requirements for furnishing an annual report contained in Rule 14a-16 under the Exchange Act; or
•	by posting the annual report to shareholders on or through the company's website, along with a prominent undertaking in the English language to provide shareholders, upon request, a hard copy of the annual report free of charge. A company that chooses to satisfy this requirement pursuant in this manner must, simultaneous with this posting, issue a press release stating that its annual report has been filed with the Commission. The press release must also state that: (a) the annual report is available on the company's website and include the website address, and (b) shareholders may receive a hard copy free of charge upon request.

As indicated above, the Company is exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act (as well as Rule 14a-16 promulgated under the Exchange Act), and will solicit proxies in accordance with applicable rules and regulations in Canada.

Section 437 of the TSX Company Manual requires that: (a) every TSX-listed company must forward annually to each shareholder who has requested them its annual financial statements and its related management's discussion and analysis in accordance with Canadian National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"); and (b) if a listed company produces an annual report, it must be filed publicly through SEDAR, available at www.sedar.com.

Pursuant to NI 51-102, the Company is required to send annually a request form to the registered holders and beneficial owners of its securities, other than debt instruments, that registered holders and beneficial owners may use to request a copy of the Company's annual financial statements and related management's discussion and analysis, the interim financial statements and related management's discussion and analysis, or both. If a registered holder or beneficial owner of securities, other than debt instruments, of the Company requests the Company's annual or interim financial statements, the Company must send a copy of the requested financial statements to the person or company that made the request, without charge, by the later of: (a) 10 days after the filing deadline for the financial statements, or (b) 10 calendar days after the Company receives the request.  If the Company sends financial statements it must also send, at the same time, the annual or interim management's discussion and analysis relating to the financial statements.

Shareholder Approval Requirements: Section 5635 of the Nasdaq Marketplace Rules requires shareholder approval for issuances of common shares, or any securities convertible or exercisable into common shares:

(a)	in connection with the acquisition of the stock or assets of another company

(i)	where, due to the present or potential issuance of common shares (including shares issued pursuant to an earn-out or similar type of provision, or securities convertible into or exercisable for common shares) other than a public offering for cash:

(A)  the common shares constitute or will upon issuance constitute at least 20% of the voting power outstanding before the issuance of the common shares (or, if applicable before the issuance of the securities convertible into or exercisable for common shares); or

(B)  the common shares constitute or will upon issuance constitute at least 20% of the number of common shares outstanding before the issuance; or

(ii)	if any director, officer or Substantial Shareholder (as defined by Rule 5635(e)(3) of the Nasdaq Marketplace Rules) of the listed company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the target company or assets to be acquired, or in the consideration to be paid in the transaction or series of related transactions, and the present or potential issuance of common shares, or securities convertible into or exercisable for common shares, could result in an increase of 5% or more in the outstanding common shares or voting power of the listed company;

(b)	where the common shares sold (or the number of common shares into which the securities sold are convertible or exercisable), either alone or together with sales by officers, directors or Substantial Shareholders of the listed company, constitute at least

(i)	20% of the outstanding common shares before the issuance, or

(ii)	20% of the voting power of the outstanding common shares before the issuance,

in either case except for (A) public offerings of common shares for cash, and (B) transactions involving the sale, issuance or potential issuance of common shares at a price, or securities convertible or exercisable into common shares with a conversion or exercise price, that is greater than or equal to the lesser of (1) the last closing price immediately preceding the signing of a binding agreement, and (2) the average closing price of the common shares on Nasdaq for the five trading days immediately preceding the signing of the binding agreement; and

(c)	where the issuance would result in a change of control of the listed company.

Prior to completion of its qualifying acquisition, the Company may only issue additional securities pursuant to a rights offering. Following completion of its qualifying acquisition, the Company intends to follow TSX rules for shareholder approval of new issuances of its common shares, and consistent with the laws, customs and practices in Canada.

Equity Compensation Plans: Section 5635(c) of the Nasdaq Marketplace Rules also requires shareholder approval of all stock option or purchase plans or other arrangements that provide for equity securities as compensation to officers, directors, employees or consultants, and any material amendments to such plans or arrangements, except for certain plans and arrangements, including:

(a)	stock purchase plans available on equal terms to all security holders of the listed company (such as a typical dividend reinvestment plan);

(b)	tax qualified, non-discriminatory employee benefit plans (e.g., plans that meet the requirements of section 401(a) or 423 of the Internal Revenue Code) or parallel nonqualified plans, provided that such plans are approved by the listed company's independent compensation committee or a majority of the company's independent directors;

(c)	those plans or arrangements allowing employees, directors or service providers to buy such securities on the open market or from the listed company for current fair market value;

(d)	grants of options or other equity-based compensation as a material inducement to the grantee's entering into employment with the listed company, provided that such grants are approved by the listed company's independent compensation committee or a majority of the company's independent directors; and

(e)	conversions, replacements or adjustments of outstanding options or other equity compensation awards to reflect a merger or acquisition.

Prior to completion of its qualifying acquisition, the Company may not issue any securities pursuant to a securities based compensation plan. Following completion, the Company intends to follow TSX rules for securities based compensation plans, and consistent with the laws, customs and practices in Canada.

CODE OF CONDUCT AND ETHICS

The required disclosure is included under the heading “Ethical Business Conduct” of BCAC’s 2020 AIF, filed as Exhibit 99.1 to this Annual Report, and incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading Disclosure of Corporate Governance Practices—External Audit Service Fees” of BCAC’s 2020 AIF, filed as Exhibit 99.1 to this Annual Report, and incorporated herein by reference.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee pre-approves all non-audit services to be provided to us by our independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee or that such pre-approval shall be delegated as permitted by applicable Canadian securities laws. All non-audit services performed by our auditors for the fiscal year ended December 31, 2020 have been pre-approved by our Audit Committee.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2020, the Company did not have any off-balance sheet financing arrangements and has not guaranteed any debt or commitments of other entities or entered into any options on non-financial assets.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

BCAC does not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than as described below.

The underwriters of BCAC’s initial public offering are entitled to a deferred fee of $13,500,000. The deferred fee will be paid in cash upon the closing of BCAC’s qualifying acquisition from the amounts held in the escrow account, subject to the terms of the underwriting agreement.

BCAC has entered into an administrative services agreement with the Sponsor for an initial term of 18 months, subject to possible extension, for office space, utilities, and administrative support, which may include payment for services of related parties, for, but not limited to, various administrative, managerial, or operational services, or to help effect the qualifying acquisition. BCAC has agreed to pay up to $10,000 per month, plus applicable taxes for such services. For the year ended December 31, 2020 and for the period from July 8, 2019 (inception) to December 31, 2019, BCAC paid $120,000 and $45,161, respectively, in respect of these services. In April 2020, BCAC also agreed to pay the Sponsor for overhead costs incurred on behalf of BCAC until completion of BCAC’s qualifying acquisition. BCAC paid the Sponsor $278,952 for the year ended December 31, 2020 related to these costs.

BCAC has further agreed to reimburse an affiliate of the Sponsor for any out-of-pocket expenses incurred by directors, officers and consultants of BCAC which were paid by the affiliate relating to certain activities on BCAC’s behalf, including identifying and negotiating a qualifying acquisition. BCAC incurred $117,676 and $160,668 related to out-of-pocket expenses paid during for the year ended December 31, 2020 and for the period from July 8, 2019 (inception) to December 31, 2019, respectively, of which $0 and $35,737 are reported as due to related party at December 31, 2020 and December 31, 2019, respectively.

WEBSITE INFORMATION

Notwithstanding any reference to BCAC’s website or other websites on the World Wide Web in this Annual Report or in the documents attached as exhibits hereto, the information contained in BCAC’s website or any other website on the World Wide Web referred to in this Annual Report or in the documents attached as exhibits hereto, or referred to in BCAC’s website, is not a part of this Annual Report and, therefore, is not filed with the SEC.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

The Registrant has previously filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arises. Any change to the name or address of the Registrant’s agent for service of process shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BESPOKE CAPITAL ACQUISITION CORP.

By:	/s/ Mark Harms
Name:	Mark Harms
Title:	Chief Executive Officer

Date: March 15, 2021

EXHIBIT INDEX

Exhibit Number	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2020

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2020

99.3	Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2020

99.4	Consent of RSM US LLP, Independent Registered Public Accounting Firm

99.5	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101*	Interactive Data File

* To be filed by amendment.

